Filed by Atlantic Power Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Capital Power Income L.P.

Atlantic Power Corporation’s Commission File No: 001-34691

On June 20, 2011, Capital Power Corporation distributed the following email to its employees:

President’s Message

To:	All Employees of Capital Power Corporation
From:	Brian Vaasjo, President & CEO
Sent:	5:40 a.m. MDT, June 20, 2011

Subject: Outcome of the Strategic Review of Capital Power Income LP

This morning, Capital Power Income LP (CPILP) announced agreements that would see Capital Power Corporation (CPC) acquire CPILP’s Roxboro and Southport plants in North Carolina, and Atlantic Power Corporation (Atlantic) acquire CPILP and its other 18 facilities.

The news releases issued this morning go into significant detail about the proposed transactions and the steps required for approval, which I won’t repeat here. Instead, I’ll provide you with some personal comments.

In my mind, Atlantic is an almost perfect buyer for CPILP. The strategies, assets and footprints of the two companies are similar, and both seek significant growth. The companies also complement each other very well. Atlantic has a proven executive team, and is looking to increase its operations and shared service capabilities, while CPILP and the employees managing its business have tremendous operations and shared service experience. Together, they will form a larger, stronger company and provide a good home for Capital Power employees.

The transactions have the support of the Boards of Directors of CPILP and Atlantic, and the support of Capital Power. However, in order to proceed the transactions must obtain votes of approval by CPILP unitholders and Atlantic shareholders, and regulatory and other approvals. These are steps that we can’t take for granted, and which will require significant work. If these are successfully completed, the sales should be complete by late 2011, with employees transferring at that time.

I would like to thank the many CPC employees who have worked tirelessly on the CPILP strategic review for getting us this far. I’m also very proud of the way CPC employees have stayed focused on their jobs, and not been distracted by the review and the uncertainty it brought. The focus now is on obtaining approval for the CPILP sale transactions, maintaining strong safety and operations performance, and implementing a smooth transition. Between now and closing, we have to continue to be focused on our business and working safely.

Later today, CPC executives will be visiting our offices with employees in many field locations tied into the presentations and discussion. You’ll receive more information about the times, locations and dial-in instructions for those presentations shortly. While we don’t have all the answers yet, we will share with you what we can. Thank you again for your patience during the review process, and I count on your continued support over these coming months.

Additional Information

In connection with the proposed transaction, Atlantic Power Corporation (“Atlantic Power”) plans to file with a registration statement on Form S-4 with the United States Securities and Exchange Commission (“SEC”) that will include a joint proxy statement/management circular of Atlantic Power and Capital Power Income L.P. (“CPILP”) that will also constitute a prospectus of Atlantic Power. Atlantic Power and CPILP will mail the joint proxy statement/prospectus to their respective stock and unitholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT MATERIALS THAT MAY BE FILED WITH THE SEC WHEN THEY BECOMES AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about Atlantic Power and CPILP, free of charge, at the website maintained by the SEC at www.sec.gov at the website maintained by the Canadian Securities Administrators (“CSA”) at www.sedar.com or at Atlantic Power’s website, www.atlanticpower.com, by writing Atlantic Power at the following: Atlantic Power Corporation, 200 Clarendon Street, Floor 25, Boston, Massachusetts 02116, or telephoning Atlantic Power at (617) 977-2400.

The respective directors and executive officers of Atlantic Power and CPILP, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Atlantic Powers’ directors and executive officers is available in its definitive proxy statement filed with the SEC on May 2, 2011, and information regarding CPILP’s directors and executive officers is available in its Annual Information Form filed on March 11, 2011 at www.sedar.com. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and CSA when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.